Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Encana Corporation

Commission File No. for Registration Statement

on Form S-4 filed by 1847432 Alberta ULC: 333-234526

Dear Analysts and Shareholders,

Today, we filed our preliminary proxy statement / prospectus regarding the actions announced last week on domicile, share consolidation and re-brand. We are providing this summary document and a few slides to further illuminate how these actions should improve our valuation over time. If we can provide any additional details or answer questions, please let us know.

Establishing domicile in the United States is expected to expose our Company to significantly larger, and growing, pools of capital. Our actions are not about politics or pipelines but rather address the significant valuation gap between our Company and our key U.S. peers, which we believe is attributable in part to our current Canadian domicile. This hinders our competitiveness with peers, and we believe directly weighs on share demand. This action can be done at minimal cost to the Company, provides access to an U.S. equity market over 15x in size and is a pre-requisite for numerous pools of capital located in the U.S.

<10%	ECA Passive ownership (CAN Domicile)
~30%	Peer Passive ownership (U.S. Domicile)
* Based on public data as of November 1, 2019 (avg. of FactSet, Capital IQ and Thomson One)

% Passive	Ticker	% Passive	Ticker
30%	COG	27%	CXO
30%	MRO	24%	PXD
30%	DVN	24%	CLR
28%	APA	22%	EOG
27%	NBL

+20% of passive ownership could expose ECA to >$1B of additional demand

Following the domicile move to the U.S., which we believe will be approved in early 2020, our head office will be in Denver, Colorado with incorporation in Delaware. This action should lead to rebalances in index ownership from Canada to the U.S. Once leveled, we believe these adjustments will bring in net positive share demand. This adjustment process is the primary reason for our actions as substantially more funds are expected to flow into the stock than will exit. For example, today Encana is only held by 58 of the top 10 institutional money manager index funds. In contrast, our peers are held by 127 on average. We believe this fund exposure disconnect weighs on the demand for Encana’s shares and can be recalibrated with a U.S. domicile.

Top 10 Institutional Money Manager Exposure Today

ECA	U.S. Peers

Main indices	S&P TSX 60 & TSX Composite, MSCI NA & CAN	S&P 500 & 400 & 1500, Russell 1K & 3K, CRSP Total Market, MSCI NA & U.S.

Funds (#)	58	127

% of Float	5%	25%

*Based on public data, U.S. Peers include S&P 500 - APA, CLR, COG, CXO, DVN, EOG, MRO, NBL, PXD. S&P 400 - WPX, MUR. Top 10 institutional money managers include The Vanguard Group, BlackRock Fund Advisors, SSgA Funds Management, Geode Capital Management, Northern Trust Investments, Legal & General Investment Management, Parametric Portfolio Associates, Rafferty Asset Management, State Street Global Advisors, Vanguard Investments Australia

S&P Index Positioning Illustration

Though Encana may not qualify for the S&P 500 today due to its Market Value, ECA is actually larger than one current E&P constituent in the S&P 500. Based on Market Value, we would however fit squarely into the S&P 400 Mid Cap index which provides access to numerous secondary indices and passive investment vehicles. Once included we would be the largest E&P by more than $1B of Market Value.

Market Value of S&P 500 E&P Companies ($B)

Market Value S&P 400 E&P Companies ($B)

*Inclusion in indices is subject to numerous factors and at the sole discretion of the entity managing the index. FactSet market data as of November 1, 2019

Key Index Family Considerations

We firmly believe the move to U.S. domicile will be positive for our shareholders. Very few times in a company’s existence can it easily act on such a clear value disconnect. This time next year, subject to the discretion of the indices, we would expect to be eligible for inclusion in the S&P 400 & 1500 indices, Russell 1000 & 3000 indices, CRSP Total Market & Small-Cap indices and numerous applicable secondary indices such as the S&P XOP.

Conclusion

We are focused on creating value for our shareholders. Our early 2020 special meeting covering the U.S. domicile, rebrand and 1-for-5 share consolidation highlights initiatives that we believe will be accretive to our valuation and add value for ALL shareholders. We have a long history in Canada and remain committed to our Canadian roots. We will continue our dual TSX & NYSE listings and maintain a substantial Canadian asset and staffing presence. A significant portion of our Executive Leadership Team is located in Canada today and no jobs will be lost or moved in any of our offices due to these actions. If there are any questions, please refer to the Shareholder FAQs on our website and the preliminary proxy statement / prospectus. As always, we are available by phone at (281) 210-5110 or (403) 645-3550.

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana’s subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), has filed a registration statement on Form S-4, which includes Ovintiv’s preliminary prospectus as well as Encana’s preliminary proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, OVINTIV, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary.

Participants in the Solicitation

Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the definitive Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This communication contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion and timing of the proposed corporate reorganization and benefits thereof, including access to larger pools of capital, comparability with U.S. peers, increase in passive and index ownership, shareholder demand and inclusion in certain indices and funds; continued commitment to Canada; estimated liquids production; and impact of current domicile on valuation and fund exposure;. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: ability, timing and terms of the required approvals; applicability of certain securities regulations and exemptions; successful listings on applicable stock exchanges; assumptions in corporate guidance; assumptions stated in this communication; and expectations and projections made in light of Encana’s historical experience. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of required approvals and satisfaction of other conditions; publicity resulting from the reorganization; timing of index and fund inclusion and associated criteria; risks inherent in corporate guidance; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Further, descriptions in this communication are summary in nature and may not fully describe all underlying legal and tax principles of the corporate reorganization. Investors and securityholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC and Canadian securities regulatory authorities when they become available for details on the corporate reorganization.